SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101. Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a))

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Six Flags Entertainment Corporation

(Name of Issuer)

Common Stock, par value $0.025

(Title of Class of Securities)

83001A 102

(CUSIP Number)

H Partners Management, LLC

888 Seventh Avenue

29th Floor

New York, New York 10019

Attn: Rehan Jaffer

212-265-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	83001A 102	13D	Page 1 of 8

1	NAME OF REPORTING PERSON I.R.S. identification nos. of above persons (entities only) Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,028,363 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,028,363 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,028,363 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.96% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP NO.	83001A 102	13D	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. identification nos. of above persons (entities only) H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,028,363 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,028,363 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,028,363 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.96% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP NO.	83001A 102	13D	Page 3 of 8

1	NAME OF REPORTING PERSON I.R.S. identification nos. of above persons (entities only) H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,435,981 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,435,981 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,435,981 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.07% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP NO.	83001A 102	13D	Page 4 of 8

1	NAME OF REPORTING PERSON I.R.S. identification nos. of above persons (entities only) H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,435,981 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,435,981 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,435,981 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.07% (See Item 5)
14	TYPE OF REPORTING PERSON PN

CUSIP NO.	83001A 102	13D	Page 5 of 8

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2010, as amended by Amendment No. 1 filed with the SEC on May 24, 2010, as further amended by Amendment No. 2 filed with the SEC on April 8, 2011, as further amended by Amendment No. 3 filed with the SEC on July 13, 2011, as further amended by Amendment No. 4 filed with the SEC on March 14, 2012, as further amended by Amendment No. 5 filed with the SEC on February 3, 2014, as further amended by Amendment No. 6 filed with the SEC on October 27, 2015, as further amended by Amendment No. 7 filed with the SEC on May 26, 2016, as further amended by Amendment No. 8 filed with the SEC on May 1, 2017, as further amended by Amendment No. 9 filed with the SEC on March 12, 2018 and as further amended by Amendment No. 10 filed with the SEC on June 15, 2018 (collectively referred to as the “Schedule 13D”), by the Reporting Persons named therein is hereby further amended and supplemented by this Amendment No. 11 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4. Purposes of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons sold 1,971,637 shares of Common Stock between July 19, 2018 and February 13, 2019 pursuant to Rule 144 under the Securities Act of 1933, as amended. Following these transactions, the Reporting Persons currently intend to hold their remaining stake of 5,028,363 shares of Common Stock. The Reporting Persons continue to be optimistic about the Issuer’s prospects.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Statement is hereby incorporated by reference into this Item 5. As of February 13, 2019, the Reporting Persons beneficially own an aggregate of 5,028,363 shares of Common Stock, or approximately 5.96% of the 84,419,385 shares of Common Stock outstanding as of October 19, 2018, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2018. These shares of Common Stock include shares of Common Stock received by the H Partners Entities in connection with the Issuer’s emergence from bankruptcy and subsequently transferred between investment funds.

(a) and (b)

1) H LP directly beneficially owns 3,435,981 shares of Common Stock, constituting approximately 4.07% of the Common Stock outstanding. As of the date of this filing, H LP has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

2) H Capital, as the general partner of H LP, may be deemed to beneficially own 3,435,981 shares of Common Stock, constituting approximately 4.07% of the Common Stock outstanding. H Capital may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

3) H Management, as the investment manager of H Capital, H Offshore and Phoenix Capital, may be deemed to beneficially own 5,028,363 shares of Common Stock, constituting approximately 5.96% of the Common Stock outstanding. H Management may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

4) Jaffer, as the managing member of H Management, H Capital and Phoenix Capital, may be deemed to beneficially own 5,028,363 shares of Common Stock, constituting approximately 5.96% of the Common Stock outstanding. Jaffer may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) All transactions in the Common Stock by the Reporting Persons in the last 60 days are set forth in Schedule A and incorporated herein by reference. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in Schedule A. The transactions in the Common Stock were effected pursuant to Rule 144 under the Securities Act of 1933, as amended. Except as stated otherwise in this Item 5(c) or in Item 3 and Item 4 herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d) Except as stated within Item 4 and Item 5 of this Statement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this Statement.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Registration Rights Agreement, dated as of April 30, 2010, among Six Flags Entertainment Corporation and certain holders of Common Stock (incorporated herein by reference to Exhibit 4.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 4, 2010).

Exhibit 99.3	Form of Equity Commitment Agreement, dated as of April 15, 2010, by and among Six Flags, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 99.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 11, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019	H PARTNERS MANAGEMENT, LLC

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

H PARTNERS CAPITAL, LLC

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

H PARTNERS, LP

	By:	H PARTNERS CAPITAL, LLC
	Its:	General Partner

	By:	/s/ Rehan Jaffer
Rehan Jaffer
Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

SCHEDULE A

			Transactions in the Common Stock
Date	Nature of Transaction	Shares	Low Price ($)	High Price ($)	Average Price ($)
1/7/2019	Sale of Common Stock	50,000	59.0000	59.4100	59.1473
1/8/2019	Sale of Common Stock	125,000	59.2500	60.3300	59.9072
1/9/2019	Sale of Common Stock	75,000	60.0000	60.6400	60.2786
1/10/2019	Sale of Common Stock	150,000	60.3200	61.1600	60.7063
1/11/2019	Sale of Common Stock	50,000	61.5000	62.2400	61.8836
1/14/2019	Sale of Common Stock	45,000	61.8000	62.6400	62.2499
1/28/2019	Sale of Common Stock	50,000	61.2700	61.6800	61.3795
1/29/2019	Sale of Common Stock	85,000	60.4600	61.5300	61.0554
1/30/2019	Sale of Common Stock	85,000	60.5600	61.4500	60.9768
1/31/2019	Sale of Common Stock	125,000	60.8700	62.0350	61.4382
2/1/2019	Sale of Common Stock	110,000	61.2300	63.1700	62.4405
2/4/2019	Sale of Common Stock	125,000	62.3500	63.3300	63.1248
2/5/2019	Sale of Common Stock	100,000	62.9200	64.2600	63.3875
2/6/2019	Sale of Common Stock	2,837	62.0000	63.2600	62.9725
2/7/2019	Sale of Common Stock	115,000	61.2500	62.2300	61.9807
2/8/2019	Sale of Common Stock	100,000	62.2000	63.2300	62.8247
2/11/2019	Sale of Common Stock	75,000	62.8500	63.3600	63.1538
2/12/2019	Sale of Common Stock	75,000	63.2700	64.1700	63.7620
2/13/2019	Sale of Common Stock	85,000	62.8300	63.9500	63.6023

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement.

Exhibit 99.2	Registration Rights Agreement, dated as of April 30, 2010, among Six Flags Entertainment Corporation and certain holders of Common Stock (incorporated herein by reference to Exhibit 4.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 4, 2010).

Exhibit 99.3	Form of Equity Commitment Agreement, dated as of April 15, 2010, by and among Six Flags, Inc. and the purchasers named therein (incorporated herein by reference to Exhibit 99.1 to Six Flags Entertainment Corporation’s Current Report on Form 8-K, filed May 11, 2010).